SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d)

of The Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

Commission File No. 1-7810

ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN

(Full title of the plan)

ENERGEN CORPORATION

605 Richard Arrington, Jr. Boulevard North

Birmingham, Alabama 35203-2707

Required Information. The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2013, and 2012, which have been prepared in accordance with the financial reporting requirements of ERISA, and the consent of Pricewaterhouse Coopers LLP are filed as a part of this annual report:

Signatures: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN

\s\ William K. Bibb	June 17, 2014
William K. Bibb	Date
Chairman of Energen Benefits Committee and
Vice President-Human Resources, Energen Corporation

Energen Corporation
Employee Savings Plan
Financial Statements and Supplemental Schedules
December 31, 2013 and 2012

Energen Corporation

Employee Savings Plan

Index

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits December 31, 2013 and 2012	2

Statement of Changes in Net Assets Available for Benefits Year Ended December 31, 2013	3

Notes to Financial Statements December 31, 2013 and 2012	4–12

Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2013	13–14

Schedule H, Line 4j - Schedule of Reportable Transactions Year Ended December 31, 2013	15

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Energen Corporation Employee Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Energen Corporation Employee Savings Plan (the “Plan”) at December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) at December 31, 2013 and of Reportable Transactions for the year ended December 31, 2013 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Birmingham, Alabama

June 16, 2014

PricewaterhouseCoopers LLP, 569 Brookwood Village, Suite 851, Birmingham, AL 35209

T: (205) 414 4000 F: (205) 414 4001, www.pwc.com/us

Energen Corporation

Employee Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Assets
Investments, at fair value (Notes 4, 5 and 6)
Energen Stock Fund (including money market portion of $358,876 and $302,820, respectively)	$122,027,194	$115,717,529
Other investments	270,085,773	191,415,811

Total investments	392,112,967	307,133,340
Notes receivable from participants	6,722,027	6,353,463
Employer contributions receivable	453,817	375,060
Employee contributions receivable	471,723	388,662

Total assets	399,760,534	314,250,525

Net assets available for benefits	$399,760,534	$314,250,525

The accompanying notes are an integral part of these financial statements.

Energen Corporation

Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

Additions
Investment income
Net appreciation in fair value of investments (Notes 4 and 5)	$92,071,457
Dividends	8,348,395
Interest income on notes receivable from participants	279,593
Other additions	4,646
Contributions
Employer	8,084,019
Employee	9,913,929

Total additions	118,702,039

Deductions
Distributions to participants	33,110,481
Insurance premiums	724
Administrative expenses	78,770
Decrease in cash surrender value of life insurance	2,055

Total deductions	33,192,030

Net increase	85,510,009
Net assets available for benefits
Beginning of year	314,250,525

End of year	$399,760,534

The accompanying notes are an integral part of these financial statements.

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

1.	Description of Plan

The following description of the Energen Corporation Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was established to cover substantially all employees of Energen Corporation and its subsidiaries (the “Employer” or “Plan Sponsor”). The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

The Plan is administered by the Energen Benefits Committee (“Administrative Committee”) whose members are appointed by the Board of Directors of the Employer. The assets of the Plan are held and invested by Vanguard Fiduciary Trust Company (the “Trustee”).

Employees are eligible to participate in the Plan after completing three months of service as defined in the Plan agreement. The Trustee performs the enrollment function and eligible employees are auto enrolled in the Plan. The Trustee distributes new enrollment packages 30 days in advance of eligibility to notify the employee of the impending enrollment in the Plan; however, the employee has the option to contact the Trustee and opt-out of the enrollment.

Contributions

Contributions to the Plan may consist of employee pre-tax and/or Roth elective contributions, employer matching contributions, Employer Supplemental Contributions, and rollover contributions. The Employer makes additional cash Employer Supplemental Contributions that are invested according to the employee’s elective investment allocations. The Employer Supplemental Contributions are made on behalf of each eligible employee in the amount of the following percentage of the employee’s pay on the basis of his age as of the last day of the Plan year:

Age	Percent of Pay
15–44	3.0%
45–54	3.5%
55–64	5.5%
65 and older	7.0%

Employee elective contributions, if any, are made by payroll deduction in an amount equal to any whole percentage of the employee’s compensation (limited to the first $255,000 of the employee’s compensation for the year ended December 31, 2013), not to exceed 30% thereof and not less than 2% thereof. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined contribution plans (rollover). Employer matching contributions are invested directly into the Energen Stock Fund. This contribution is currently 50% of each employee’s elective contribution not to exceed 6% of the employee’s compensation. The Employer has the discretion to increase or decrease the employer matching contribution percentage. A participant may exchange up to 100% of the assets invested in the Energen Stock Fund, including those assets received through employer matching contributions, for various other investment options.

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

The Plan is designed to take advantage of “safe harbor” rules under the Internal Revenue Code (“IRC”). For participants of the Plan, the Employer will contribute a safe harbor contribution equal to 3% of the employee’s pay for the Plan year, regardless of any employee elective contributions that are made. This safe harbor contribution will be made to the Employer Supplemental Contribution portion of the Plan.

Investment Options

The Plan provides for separate investment programs which allow participants to direct their investing among the different investment options. The Plan offers twenty-four mutual funds and one money market fund as investment options for participants. Effective January 1, 2004, the Energen Stock Fund was no longer offered to participants as an elective investment option.

Prior to December 31, 1986, there was a life insurance option available to participants of the Plan. No new contracts may be purchased under this option; however, participants that were enrolled in this option may still contribute to this fund, which invests in universal life insurance policies. The insurance premium amounts are deducted from the participant’s pay on a tax deferred basis along with other employee elective contributions to the Plan. The Employer then directly remits payment to the insurance company to cover the insurance premiums. These universal life insurance policies are held by Genworth Life and Annuity Insurance Company, formerly known as First Colony Life Insurance Company.

Notes Receivable From Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance as defined in the Plan agreement. Loan transactions are treated as transfers between the investment fund and notes receivable from participants. These loans are carried at the loan’s unpaid principal balance plus accrued interest and are recorded as notes receivable from participants in the statements of net assets available for benefits. Loans must be repaid within five years unless such loan is used to acquire a principal residence. Interest rates on outstanding loans ranged from 4.25% to 9.5% at December 31, 2013 and 2012.

Participants’ Accounts/Benefits

An account is maintained for each participant in the Plan. The accounts are credited with the employees’ elective pre-tax and/or Roth and rollover contributions, their allocated portion of the employer matching and Employer Supplemental Contributions, and investment earnings. Distributions, withdrawals, and allocated expenses are subtracted from the account balances.

A participant who has separated from service may elect to receive a lump-sum distribution equal to the vested balance or may leave it in the Plan if the vested balance is $5,000 or more. The investment of a participant’s account in the Energen Stock Fund shall be distributed in the form of a lump-sum distribution of either Energen common stock or cash as the participant (or beneficiary) elects.

Vesting

Each participant’s account balance in the Plan is fully vested.

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

Termination

The Employer retains the right to amend or terminate the Plan at any time. No amendment may permit any Plan assets to revert to the Employer, reduce a participant’s benefit, or be used for any purpose other than to provide benefits to participants and their beneficiaries. In the event of termination, the Administrative Committee may, with the Employer’s approval, either (1) continue the Vanguard Fiduciary Trust Company Trust Fund (“Trust Fund”) either through the existing trust agreement or through successor funding media or (2) terminate the Trust Fund, pay all expenses, and direct the payment of benefits, either in the form of lump-sum distributions, transfers to another qualified plan, or any other form selected by the Administrative Committee. Any asset not required to be distributed to participants will be returned to the Employer.

2.	Summary of Significant Accounting Policies

Basis of Financial Statements

The financial statements of the Plan are maintained on the accrual basis and have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Administrative Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors, trustee, and insurance company. See Note 6 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Fees

Certain expenses of maintaining the Plan are paid directly by the Employer and are excluded from these financial statements. Fees related to the administration of notes receivable from participants and investment advisory fees are charged directly to the participant’s account and are included in administrative expenses.

Payment of Benefits

Benefits are recorded when paid.

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

3.	Income Tax Status

The Plan obtained its latest determination letter from the Internal Revenue Service (“IRS”) dated February 27, 2014, relating to the January 1, 2009 restated Plan document and Amendment Number 1 and 2 stating that the Plan, as then designed, was in compliance with the applicable requirements of the IRC and was, therefore, exempt from federal income taxes. The Plan’s Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes or uncertain tax positions has been included in the Plan’s financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for Plan years prior to 2010.

4.	Investments

Investments at December 31, 2013 and 2012 consist of the following:

		Fair Value
		2013	2012
*	Energen Stock Fund (including money market portion of $358,876 and $302,820, respectively)	$122,027,194	$115,717,529
	Mutual funds	244,506,039	173,100,799
	Money market fund	25,549,536	18,282,758
	Cash surrender value of life insurance	30,198	32,254

		$392,112,967	$307,133,340

The Plan’s investments (including investments bought and sold, as well as those held during the year) had net appreciation in fair value during the year ended December 31, 2013 as follows:

*	Energen Stock Fund	$60,890,632
	Mutual funds	31,180,825

		$92,071,457

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

The following individual investments represent 5% or more of the net assets available for benefits at December 31, 2013 and 2012:

		Fair Value
		2013	2012
*	Energen Stock Fund (including money market portion of $358,876 and $302,820, respectively)	$122,027,194	$115,717,529
	Vanguard Institutional Index Fund	37,909,427	25,045,975
	Vanguard Wellington Fund Admiral Shares Fund	25,006,901	17,100,006
	Vanguard Small-Cap Index Fund Institutional Shares	20,022,796	**
	Vanguard Prime Money Market Fund	25,549,536	18,282,758

*	Investment is comprised of nonparticipant-directed activity. Prior to January 1, 2004, the Energen Stock Fund was an available elective investment option offered to participants. Therefore, balances in the Energen Stock Fund at December 31, 2013 and 2012 include these participant elections.
**	Investment value was not greater than 5% or more of the net assets available for benefits at December 31, 2012.

5.	Nonparticipant-Directed Investment

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investment is as follows:

	December 31,
	2013	2012
Net assets
Energen Stock Fund, at fair value (including money market portion of $ 358,876 and $ 302,820, respectively)	$122,027,194	$115,717,529
Employer contributions receivable	156,824	133,522

	$122,184,018	$115,851,051

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

Year Ended December 31, 2013
Changes in net assets
Employer contributions	$3,196,744
Dividend income	1,283,617
Net appreciation in fair value of investment	60,890,632
Other additions	(42,742)
Distributions to participants	(7,862,893)
Administrative expenses	(7,004)
Transfers to participant-directed investments	(51,125,387)

$6,332,967

6.	Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under FASB ASC 820, Fair Value Measurements and Disclosures, are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability;

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

There have been no changes in the methodologies used at December 31, 2013 and 2012. A summary of the inputs used in the fair value measurements as of December 31, 2013 and 2012 involving the Plan’s assets and liabilities carried at fair value, is as follows:

Energen Stock Fund

Valued at the closing price reported on the active market on which the Energen Corporation common stock is traded, plus the amortized cost of the money market fund portion and/or the fair value of the cash portion of the Energen Stock Fund.

Mutual Funds

Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Money Market Fund

Valued based on amortized cost, which approximates fair value.

Life Insurance Policies

Valued at cash surrender value, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013 and 2012:

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Energen Stock Fund (including money market portion of $358,876)	$122,027,194	$—	$—	$122,027,194
Mutual funds
Large blend	37,909,427	—	—	37,909,427
Domestic balanced	49,457,648	—	—	49,457,648
Moderate allocation	25,006,901	—	—	25,006,901
Foreign large blend	12,029,553	—	—	12,029,553
Foreign large growth	11,986,630	—	—	11,986,630
Large value	18,689,290	—	—	18,689,290
Intermediate-term bond	15,032,554	—	—	15,032,554
Mid-cap blend	18,389,961	—	—	18,389,961
Small blend	20,022,796	—	—	20,022,796
Large growth	16,407,700	—	—	16,407,700
Long-term bond	8,724,280	—	—	8,724,280
Inflation protected bond	3,112,410	—	—	3,112,410
Short-term bond	7,736,889	—	—	7,736,889
Money market fund	25,549,536	—	—	25,549,536
Cash surrender value of life insurance	—	30,198	—	30,198

Total assets at fair value	$392,082,769	$30,198	$—	$392,112,967

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Energen Stock Fund (includingmoney market portion of $302,820)	$115,717,529	$—	$—	$115,717,529
Mutual funds
Large blend	25,045,975	—	—	25,045,975
Domestic balanced	32,010,563	—	—	32,010,563
Moderate allocation	17,100,006	—	—	17,100,006
Foreign large blend	7,912,368	—	—	7,912,368
Foreign large growth	9,021,347	—	—	9,021,347
Large value	13,711,904	—	—	13,711,904
Intermediate-term bond	12,834,543	—	—	12,834,543
Mid-cap blend	11,136,094	—	—	11,136,094
Small blend	11,545,591	—	—	11,545,591
Large growth	11,714,337	—	—	11,714,337
Long-term bond	10,096,644	—	—	10,096,644
Inflation protected bond	6,350,658	—	—	6,350,658
Short-term bond	4,620,769	—	—	4,620,769
Money market fund	18,282,758	—	—	18,282,758
Cash surrender value of life insurance	—	32,254	—	32,254

Total assets at fair value	$307,101,086	$32,254	$—	$307,133,340

7.	Risks and Uncertainties

The Plan provides for various investment options which, in turn, invest in any combination of stocks, mutual funds, and other investment securities. Generally, all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances, and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

8.	Related Party Transactions

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Employer. The Plan invests in shares of mutual funds and a money market fund managed by the Vanguard Group, Inc. The Plan’s Trustee is a wholly owned subsidiary of the Vanguard Group, Inc. The Plan invests in an Employer Stock Fund, which is comprised of Employer common stock and a money market fund portion and/or cash, and issues loans to participants, which are secured by the balances in the participants’ accounts. During the year ended December 31, 2013, the Plan purchased 35,366 units of the Employer Stock Fund for $4,286,040 and disposed of 429,293 units for $58,824,265. Quarterly dividends of $0.145 per share were declared and paid by the Employer on various dates throughout the year. The Plan received $1,283,617 in dividend payments related to the Employer Stock Fund for the year ended December 31, 2013. These transactions qualify as party-in-interest transactions.

Energen Corporation

Employee Savings Plan

Notes to Financial Statements

December 31, 2013 and 2012

9.	Subsequent Events

Management has evaluated subsequent events since the date of these financial statements.

Energen Corporation has entered into a sales/purchase agreement with The Laclede Group of St. Louis to sell Alabama Gas Corporation. Subsequent to closing, the parties plan to transfer from the Plan assets attributed to Alabama Gas Corporation participants.

Supplemental Schedules

Energen Corporation

Employee Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
	Energen Stock Fund
*	Energen Corporation	Common stock; 1,723,587 shares	$33,121,402	$121,668,318

*	The Vanguard Group	Registered investment company,
	Vanguard Prime Money Market Fund	money market fund; 358,876 shares	358,876	358,876

			33,480,278	122,027,194

	Mutual funds
*	The Vanguard Group	Registered investment company,
	Vanguard Morgan Growth Fund Admiral Shares	mutual fund; 206,802.387 shares	**	16,407,700

*	The Vanguard Group	Registered investment company,
	Vanguard Institutional Index Fund	mutual fund; 223,945.104 shares	**	37,909,427

*	The Vanguard Group	Registered investment company,
	Vanguard Wellington Fund Admiral Shares	mutual fund; 381,609.972 shares	**	25,006,901

*	The Vanguard Group	Registered investment company,
	Vanguard Long-Term Investment	mutual fund; 904,070.566 shares	**	8,724,280
	Grade Fund Admiral Shares

*	The Vanguard Group	Registered investment company,
	Vanguard Windsor II Fund Admiral Shares	mutual fund; 286,469.796 shares	**	18,689,290

*	The Vanguard Group	Registered investment company,
	Vanguard International Growth Fund Admiral Shares	mutual fund; 161,501.350 shares	**	11,986,630

*	The Vanguard Group	Registered investment company,
	Vanguard Small-Cap Index Fund Institutional Shares	mutual fund; 379,867.127 shares	**	20,022,796

*	The Vanguard Group	Registered investment company,
	Vanguard Intermediate-Term	mutual fund; 1,554,555.713 shares	**	15,032,554
	Investment Grade Fund Admiral Shares

*	The Vanguard Group	Registered investment company,
	Vanguard Mid-Cap Index Fund Institutional Shares	mutual fund; 611,368.382 shares	**	18,389,961

*	The Vanguard Group	Registered investment company,
	Vanguard Short-Term Investment	mutual fund; 723,073.727 shares	**	7,736,889
	Grade Fund Admiral Shares

*	The Vanguard Group	Registered investment company,
	Vanguard Inflation-Protected	mutual fund; 300,135.919 shares	**	3,112,410
	Securities Fund Institutional Shares

*	The Vanguard Group	Registered investment company,
	Vanguard Total International Stock	mutual fund; 107,397.135 shares	**	12,029,553
	Index Fund Institutional Shares

*	The Vanguard Group	Registered investment company,
	Vanguard Target	mutual fund; 52,461.468 shares	**	1,343,014
	Retirement 2010

*	The Vanguard Group	Registered investment company,
	Vanguard Target	mutual fund; 448,596.898 shares	**	6,625,776
	Retirement 2015

17

Energen Corporation

Employee Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	The Vanguard Group	Registered investment company,
	Vanguard Target	mutual fund; 489,482.666 shares	**	13,269,875
	Retirement 2020

*	The Vanguard Group	Registered investment company,
	Vanguard Target	mutual fund; 704,414.841 shares	**	11,094,534
	Retirement 2025

*	The Vanguard Group	Registered investment company,
	Vanguard Target	mutual fund; 173,262.743 shares	**	4,788,982
	Retirement 2030

*	The Vanguard Group	Registered investment company,
	Vanguard Target	mutual fund; 236,088.325 shares	**	4,008,780
	Retirement 2035

*	The Vanguard Group	Registered investment company,
	Vanguard Target	mutual fund; 94,749.176 shares	**	2,683,297
	Retirement 2040

*	The Vanguard Group	Registered investment company,
	Vanguard Target	mutual fund; 132,002.756 shares	**	2,344,369
	Retirement 2045

*	The Vanguard Group	Registered investment company,
	Vanguard Target	mutual fund; 71,802.692 shares	**	2,024,118
	Retirement 2050

*	The Vanguard Group	Registered investment company,
	Vanguard Target	mutual fund; 12,402.450 shares	**	376,414
	Retirement 2055

*	The Vanguard Group	Registered investment company,
	Vanguard Target	mutual fund; 5,412.088 shares	**	144,773
	Retirement 2060

*	The Vanguard Group	Registered investment company,
	Vanguard Target Retirement Income	mutual fund; 60,297.311 shares	**	753,716

				244,506,039

	Money market fund
*	The Vanguard Group	Registered investment company,
	Vanguard Prime Money Market Fund	money market fund; 25,549,536 shares	**	25,549,536

	Notes receivable from participants
*	Notes receivable from participants	Maturity dates ranging from January 5, 2014 to
		November 5, 2027 and rates ranging from
		4.25% to 9.5%	—	6,722,027

	Cash surrender value of life insurance
	Genworth Life and Annuity Insurance Company	Cash surrender value of life insurance policies	**	30,198

				$398,834,994

*	Denotes party-in-interest to the Plan.
**	Cost of participant-directed investments is not required.

Energen Corporation

Employee Savings Plan

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2013

Series of transactions of same issue exceeding 5% of assets.

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of Party Involved	Description of Asset (Include Interest Rates and Maturity In Case of a Loan	Purchase Price	Selling Price	Lease Rental	Expense Incurred With Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)
Energen Corporation	Common stock fund	$4,286,040	$—	$—	$—	$—	$4,286,040	$—
Energen Corporation	Common stock fund	—	58,824,265	—	—	16,001,133	58,824,265	42,823,132